UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

HEALTH INSURANCE INNOVATIONS, INC.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

42225K106

(CUSIP Number)

February 9, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42225K106	SCHEDULE 13G (Amendment No. )	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick R. McNamee
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐ Not applicable.
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 693,197
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 693,197
	8.	Shared Dispositive Power None
9.	Aggregate Amount Owned by Each Reporting Person 693,197
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented in Row (9) 8.0%*
12.	Type of Reporting Person (See Instructions) IN (Individual)

*	Based upon 7,910,086 shares of Class A common stock, $0.001 par value (“Class A Common Stock”), outstanding as of November 2, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, plus 753,197 shares of Class A Common Stock subsequently issued to the Reporting Person.

CUSIP No. 42225K106	SCHEDULE 13G (Amendment No. )	Page 3 of 5 Pages

Item 1(a).	Name of Issuer.

Health Insurance Innovations, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

15438 N. Florida Avenue

Suite 201

Tampa, FL 33613

Item 2(a).	Name of Person Filing.

Patrick R. McNamee

Item 2(b).	Address of Principal Business Office or, if None, Residence.

128 Golden Gate Point

Unit 602

Sarasota, Florida 34236

Item 2(c).	Citizenship.

United States of America

Item 2(d).	Title of Class of Securities.

Class A Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number.

42225K106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

CUSIP No. 42225K106	SCHEDULE 13G (Amendment No. )	Page 4 of 5 Pages

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

693,197

(b)	Percent of class:

8.0% (See footnote to Item 11 of Cover Page.)

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 693,197

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 693,197

(iv)	Shares power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Groups.

Not applicable.

CUSIP No. 42225K106	SCHEDULE 13G (Amendment No. )	Page 5 of 5 Pages

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2017

PATRICK R. MCNAMEE

By:	/s/ Patrick R. McNamee
Patrick R. McNamee